

TSX / NYSE American
Symbol: TMQ

News Release

Trilogy Metals Reports First Quarter Fiscal 2021 Financial Results

April 7, 2021 - Vancouver, British Columbia — Trilogy Metals Inc. (TSX / NYSE American: TMQ) ("Trilogy Metals" or "the Company") announces its financial results for the first quarter ended February 28, 2021. Details of the Company's financial results are contained in the interim unaudited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.trilogymetals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

First Quarter 2021 Results and Events Highlights

- Q1 2021 comprehensive loss for the quarter of $4.5 million.

- Q1 2021 ending cash position of $9.6 million, a decrease of $1.5 million from the previous quarter.

- 2021 budget of $27 million for the advancement of the Upper Kobuk Mineral Projects, funded entirely by Ambler Metals LLC, with approximately $140 million dedicated to the advancement of the projects.

- Ambler Access Project granted 50-year right-of-way on federal lands.

Selected Results

The following selected financial information is prepared in accordance with U.S. GAAP.

in thousands of dollars, except for per share amounts

	Three months ended	
Selected expenses	**February 28, 2021** $	**February 29, 2020** $
Mineral properties and feasibility study expenses	-	1,545
General and administrative	401	651
Investor relations	154	126
Professional fees	229	668
Salaries	439	224
Salaries – stock-based compensation	2,148	1,196
Gain on derecognition of assets contributed to joint venture	-	(175,770)
Share of loss on equity investment	1,120	178
Comprehensive earnings (loss) for the period	(4,516)	171,179
Basic earnings (loss) per common share	(0.03)	1.22
Diluted earnings (loss) per common share	(0.03)	1.16

Trust | Respect | Integrity

For the three months ended February 28, 2021, the Company reported net loss of $4.5 million (or $0.03 basic and diluted loss per common share). For the comparable period in 2020, we reported net earnings of $171 million (or $1.22 basic and $1.16 diluted earnings per common share). This first quarter difference is primarily due to the $176 million gain on derecognition of mineral property assets contributed to Ambler Metals upon formation of the joint venture on February 11, 2020. This is offset by $1.5 million of mineral property expenses incurred during the first quarter of 2020. Furthermore, our share of loss in equity in investment is $0.94 million higher in the current quarter as the comparative does not include a full quarter of costs for the equity pick up; it reflects our pro rata 50% share of Ambler Metals' net loss from the formation of the joint venture on February 11, 2020 through to the end of the quarter on February 29, 2020.

Other variances noted for the comparable period were: i) a decrease in general and administrative expenses of $0.3 million, primarily due to $0.1 million in travel cost savings (due to COVID-19 travel restrictions), additional regulatory fees of $0.1 million included in the comparative quarter as well as $0.1 million recruiting fees incurred in the comparative period for which there is no current period cost; ii) a decrease of $0.4 million in professional fees as the comparative period includes charges for the research and implementation of new accounting standards and legal and accounting fees in relation to the formation and valuation of the joint venture, all of which do not have a current period comparative; iii) an increase of $0.2 million in salaries is due to the addition of management during the second half of the prior year, for which there is no prior year first quarter comparative; iv) an increase of $1 million in stock-based compensation driven primarily by a 0.9 million increase in the number of stock options that were granted and vested during the first quarter of 2021 versus the comparative period.

Ambler Access Project ("AAP")

During the quarter ended February 28, 2021, the Alaska Industrial Development and Export Authority ("AIDEA"), the United States Bureau of Land Management and the National Park Service signed Right-of-Way agreements giving AIDEA the ability to cross federally owned and managed lands along the route for the AAP (formerly, Ambler Mining District Industrial Access Project or AMDIAP). The authorizing documents with the two agencies are the final federal permits required for the AAP.

2021 Operating Budget for the Upper Kobuk Mineral Projects ("UKMP")

During the quarter ended February 28, 2021, the Company announced the approval of the 2021 program and budget of approximately $27 million for the advancement of the UKMP. The budget will be funded by Ambler Metals LLC ("Ambler Metals"), the Company's 50/50 joint venture with South32 Limited. Activities during the 2021 field season will include 7,600 meters of drilling at the Arctic project focused on extracting additional material for metallurgical work and for the conversion of mineral resources into the measured category, along with 7,000 meters of regional exploration drilling at drill-ready targets. During the 2021 field season, Ambler Metals will be adhering to strict COVID safety protocols and to Government of Alaska guidelines. Additional information on the summer field program will be provided when available.

Liquidity and Capital Resources

At February 28, 2021, we had $9.6 million in cash and cash equivalents and working capital of $9.2 million, which is sufficient to fund our ongoing operations for at least the next 12 months. The projects are fully funded by Ambler Metals and we do not anticipate needing to fund our 50% share of future expenditures to advance the projects until Ambler Metals' $145 million is spent.

Qualified Persons

Richard Gosse, P.Geo., Vice President Exploration for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101. Mr. Gosse has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration and development company which holds a 50 percent interest in Ambler Metals LLC which has a 100 percent interest in the UKMP in northwestern Alaska. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within land package that spans approximately 172,636 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Elaine Sanders
Vice President & Chief Financial Officer

Patrick Donnelly
Vice President Corporate Communications & Development

604-638-8088 or 1-855-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements relating to the planned expenditures and the anticipated drilling, the Company's ability to fund its operations, the requirement for additional funding at Ambler Metals and the perceived merit of the Company's properties are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be

achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving success of exploration activities, permitting timelines, requirements for additional capital, risks pertaining to the outbreak of the coronavirus (COVID-19), government regulation of mining operations, environmental risks, prices for energy inputs, labour, materials, supplies and services, uncertainties involved in the interpretation of drilling results and geological tests, unexpected cost increases and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2020 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.